  Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

To be held on

Monday, March 16, 2020 at 10:00 a.m. (PST)

Dated as at January 31, 2020

January 31, 2020

INVITATION TO SHAREHOLDERS

Dear Securityholders:

On behalf of the board of directors (the “Board”), management and employees of Prophecy Development Corp. (the “Company”), we invite you to attend our special meeting of shareholders of the Company (the “Meeting”) to be held on Monday, March 16, 2020 at Suite 2600 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 at 10:00 a.m. (PST).

The items of business to be considered at the Meeting are described in the Notice of Special Meeting of Shareholders of Prophecy Development Corp. and the accompanying management information circular (the “Circular”). The contents and the sending of the Circular have been approved by the Board.

We encourage you to vote, which can easily be done by following the instructions enclosed with the accompanying Circular. Following the formal portion of the Meeting you will have an opportunity to ask questions.

We look forward to seeing you at the Meeting.

Yours sincerely,

PROPHECY DEVELOPMENT CORP.

/s/ “Michael Doolin”

Michael Doolin
Interim Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Special Meeting of shareholders of Prophecy Development Corp. (the “Company”) will be held at Suite 2600 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 on Monday, March 16, 2020 at 10:00 a.m. (PST) (the “Meeting”), for the following purposes:

1.
to consider and, if deemed advisable, to pass, with or without variation, as more particularly described in the accompanying management information circular of the Company dated as of January 31, 2020 (the “Circular”), a resolution ratifying a total of 1,275,000 stock options previously granted by the Company on July 29, 2019;

2.
to consider and, if deemed advisable, to pass, with or without variation, as more particularly described in the accompanying Circular, a resolution amending the Articles of the Company to change the name of the Company to “Silver Elephant Mining Corp.”, or such other name as may be determined by the Board, in its sole discretion;

3.
to consider and, if deemed advisable, to pass, with or without variation, as more particularly described in the accompanying Circular, a resolution to approve a consolidation of the Company’s issued and outstanding common shares (the “Common Shares”) on the basis of a consolidation ratio to be selected by the Board, within the range of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares issued and outstanding, and one (1) post-consolidation Common Share for every ten (10) pre-consolidation Common Shares issued and outstanding or such other lesser ratio and implemented at such time as may be determined by the Board, in its sole discretion; and

4.
to transact such other business as may properly come before the Meeting.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the Circular.

Registered Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to Computershare Investor Services Inc. within the time required by, and to the location set out in, the notes to the Proxy.

Non-registered Shareholders whose Common Shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution), should carefully follow the instructions provided by their nominee to ensure their vote is counted.

The Board of the Company has by resolution fixed the close of business on January 31, 2020 as the record date being the date for the determination of the registered holders of Common Shares entitled to receive notice of and to vote at the Meeting and any adjournment thereof. The Company’s shareholders are requested to complete and return the enclosed form of proxy to ensure that your Common Shares will be represented at the Meeting, whether you are personally able to attend. If you have questions, you may contact the Company’s legal counsel at mshams@mltaikins.com.

DATED at Vancouver, British Columbia, this 31st day of January, 2020.

By Order of the Board of Directors

/s/ “Michael Doolin”

Michael Doolin
Chief Executive Officer

VOTING AND PROXIES: QUESTIONS AND ANSWERS

This management information circular is dated January 31, 2020 (the “Circular”) and is furnished in connection with the solicitation by or on behalf of the management of Prophecy Development Corp. (“Prophecy”, the “Company”, “our” or “we”) of proxies to be used at the Special Meeting of shareholders of Prophecy to be held at Suite 2600 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 on March 16, 2020 at 10:00 a.m. (PST) for the purposes indicated in the Notice of Special Meeting. It is expected that solicitation of proxies will be conducted primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Prophecy, its employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Common Shares of Prophecy (“Common Shares”). The record date to determine which shareholders are entitled to receive notice of and vote at the meeting is January 31, 2020.

Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described herein. To be valid, completed proxy forms must be dated, completed, signed and deposited with our transfer agent, Computershare Investor Services Inc. (“Computershare”): (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683). Your proxy instructions must be received in each case no later than 10:00 a.m. (PST) on March 12, 2020.

Please read the following for commonly asked questions and answers regarding voting and proxies:

Q.
Am I entitled to vote?

A.
You are entitled to vote if you are a holder of Common Shares as of the close of business on January 31, 2020, the record date for the meeting. Each common share is entitled to one vote. A simple majority of votes (50% plus one vote) is required to approve all ordinary resolutions. A special resolution requires at least 66⅔% of the votes casts by shareholders in favour of it in order to pass. The list of registered shareholders maintained by Prophecy will be available for inspection after January 31, 2020, during usual business hours at the offices of the Company located at Suite 1610 – 409 Granville Street. Vancouver, British Columbia, Canada V6C 1T2 and will be available at the Meeting.

Q.
What am I voting on?

A.
You will be voting:

●
to ratify certain stock options previously granted by the Company;

●
to approve the name change of the Company to “Silver Elephant Mining Corp.”, or such other name as may be determined by the Board, in its sole discretion;

●
to approve the consolidation of the Company’s Common Shares on the basis of one (1) post-consolidation Common Share for between five (5) and ten (10) pre-Consolidation Common Shares, or such other ratio and to be implemented at such time as may be determined by the Board, in its sole discretion; and

●
and such other matters as may properly come before the Meeting,

all as more particularly described in this Circular.

Q.
What if amendments are made to these matters or if other matters are brought before the Meeting?

A.
If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the securities represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting and to other matters that may properly come before the Meeting. As of the date of this Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment. The management of Prophecy is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all these costs are paid by Prophecy. If you are eligible to vote and your Common Shares are registered in your name, you can vote your Common Shares in person at the Meeting or by completing your proxy form through any of the methods described above. If your Common Shares are not registered in your name but are held by a nominee, please see below.

Q.
How can I vote?

A.
If you are eligible to vote and your Common Shares are registered in your name, you can vote your Common Shares in person at the Meeting or by completing the proxy form through any of the methods described above. If your Common Shares are not registered in your name but are held by a nominee, please see below.

Q.
How can a non-registered shareholder vote by proxy?

A.
The following information is of significant importance to shareholders who do not hold their Common Shares in their own name.

If your Common Shares are not registered in your name but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you are a “Beneficial Shareholder” and your nominee is required to seek your instructions as to how to vote your Common Shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form provided by your nominee.

Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

The Company is taking utilizing the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) which permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare, our transfer agent. The VIF is to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

Materials prepared by the Company to be sent to shareholders in respect of the Meeting (“Meeting Materials”) are being sent to both Registered Shareholders and Beneficial Shareholders who are NOBOs. If you are a Beneficial Shareholder, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send Meeting Materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Objecting Beneficial Owners

The Company is utilizing the provisions of NI 54-101 that permit it to deliver proxy-related materials indirectly through intermediaries to its OBOs. The Company will pay these intermediaries to deliver Meeting Materials to OBOs. Intermediaries are responsible for delivering the Meeting Materials to OBOs unless the OBO has waived the right to receive them. Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company) different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you.

To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as you instruct; or (b) have any alternate representative you may choose duly appointed to attend the Meeting and vote your Common Shares.

Alternatively, you can request in writing that your broker send you a proxy which would enable you, or a person designated by you, to attend the Meeting and vote your Common Shares.

Q.
How can a non-registered shareholder vote in person at the Meeting?

A.
Prophecy does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q.
Who votes my Common Shares and how will they be voted if I return a proxy?

A.
By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Common Shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder. The Common Shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

●
FOR the ratification of the stock options previously granted by the Company on July 29, 2019;

●
FOR the approval to change the name of the Company to “Silver Elephant Mining Corp.”; and

●
FOR the approval of the consolidation of Company’s Common Shares,

all as more particularly described in this Circular.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy FOR the approval of such matter. Management is not currently aware of any other matter that could come before the Meeting.

Q.
Can I appoint someone other than the individuals named in the enclosed proxy form to vote my Common Shares?

A.
Yes, you have the right to appoint the person of your choice, who does not need to be a shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your Common Shares has been made. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare.

Q.
What Information do I have as a U.S. Shareholder?

A.
The solicitation of proxies and the transactions contemplated in this Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of Canada applicable to the Company. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”), as amended, certain of its directors and its executive officers are residents of Canada, and its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment made by a United States court.

Q.
What if my Common Shares are registered in more than one name or in the name of my company?

A.
If the Common Shares are registered in more than one name, all those registered must sign the form of proxy. If the Common Shares are registered in the name of your company or any name other than yours, you should submit documentation that proves you are authorized to sign the proxy form, concurrently with the filing of your proxy.

Q.
Can I revoke a proxy or voting instruction?

A.
If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.
completing and signing a proxy bearing a later date, and delivering it to Computershare; or

2.
delivering a written statement revoking your proxy, signed by you or your authorized attorney to:

(a)
Prophecy’s legal counsel located at Suite 2600 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 at any time up to and including the two (2) business days prior to the Meeting, or the date that is two (2) business days preceding the day to which the Meeting is adjourned; or

(b)
to the Chairman of the Meeting prior to the start of the Meeting.
If you are a non-registered shareholder, contact your nominee.

Q.
Is my vote confidential?

A.
Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary, to meet legal requirements. Proxy voting records are routinely shared with management and counsel in the days prior to the meeting.

Q.
How many Common Shares are outstanding?

A.
As of January 31, 2020, there were 122,900,508 Common Shares outstanding. Prophecy has no other class or series of voting shares outstanding.

Q.
What is electronic delivery?

A.
Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this Circular are available on our web site. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, reduce our impact on the environment and reduce costs.

Q. How can I ask for electronic delivery?

A.
If you are a registered shareholder, go to the Investor Communication web site at www.InvestorDelivery.com and follow the instructions on the screen.

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).

Non-registered holders can sign up for mailings (not proxy materials) through www.computershare.com/mailinglist.

If you have a question regarding the Meeting, please contact Computershare at 1-800-564-6253 or visit www.computershare.com.

Q. What if I have other questions?

A.
If you have a question regarding the meeting, please contact Computershare at 1-800-564-6253 or visit www.computershare.com.

INFORMATION CIRCULAR

(all information as at January 31, 2020 unless otherwise noted)

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this management information circular (the “Circular”) and, if given or made, such information or representation should be considered or relied upon as not having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer of proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Prophecy Development Corp. (“Prophecy” or the “Company”) shareholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

THE MEETING

This Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Special Meeting (the “Meeting”) of its shareholders (the “Shareholders”) to be held on March 16, 2020 at 10:00 a.m. (PST) for the purposes set forth in the accompanying Notice of the Meeting. In this Circular, references to “the Company”, “we” and “our” refer to Prophecy Development Corp., and “Common Shares” means the common shares without par value in the capital of the Company.

The Company is utilizing the notice-and-access mechanism (the “Notice-and-Access Provisions”), that came into effect February 11, 2013 for meetings held on or after March 1, 2013, under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) for distribution of this Circular to non-Registered Shareholders (as defined below) of the Company. See Completion and Proxy Instructions – Notice-and-Access for further information.

The Record Date

Securityholders of record at the close of business (Vancouver time) on Friday, January 31, 2020 will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

GENERAL PROXY INFORMATION

The persons named in the accompanying form of proxy are directors and officers of the Company. You have the right to appoint some other person or company of your choice, who need not be a Shareholder, to attend and act on your behalf at the Meeting.

A Shareholder desiring to appoint some other person or company to represent him or her at the Meeting may do so either by inserting the name of such person or company in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees or by duly completing another proper form of proxy and, in either case, depositing the completed proxy at the offices of the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”): (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Attention: Proxy Department, 100 University Ave., 8th Floor, North Tower, Toronto, Ontario, Canada, M5J 2Y1; (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683). Your proxy instructions must be received in each case no later than 10:00 a.m. (PST) on March 12, 2020.

EXERCISE OF DISCRETION

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted in the discretion of the person named in the proxy. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Persons Making the Solicitation

Prophecy’s management is using this Circular to solicit proxies from Shareholders for use at the Meeting. The solicitation of proxies will be primarily by mail, but Prophecy’s directors, officers and regular employees may also solicit proxies personally or by telephone. Prophecy will bear all costs of the solicitation. Prophecy has arranged for Intermediaries to forward the Meeting materials to beneficial owners of Common Shares held of record by those Intermediaries and Prophecy may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

COMPLETION AND PROXY INSTRUCTIONS

Voting of Proxies

The Common Shares represented by the accompanying form of proxy (if the same is properly executed in favour of the management nominees), is received at the offices of the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”): (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Attention: Proxy Department, 100 University Ave., 8th Floor, North Tower, Toronto, Ontario, Canada, M5J 2Y1; (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683), by no later than 10:00 a.m. (PST) on March 12, 2020 or, if the Meeting is adjourned, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before any such adjourned Meeting, will be voted at the Meeting, and, where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made. In the absence of such a specification, the person designated in the accompanying form of proxy will vote in the discretion of the person named in the proxy.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters set forth in the accompanying notice of Meeting, or all other business or matters that may properly come before the Meeting. At the date hereof, management of the Company knows of no such amendments, variations or other business or matters to come before the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your Common Shares are held in physical (i.e. paper) form and actually registered in your name, then you are a registered shareholder (“Registered Shareholder”). However, if like most shareholders you keep your Common Shares in a brokerage account, then you are a beneficial shareholder (“Beneficial Shareholder”). The manner for voting is different for Registered Shareholders and Beneficial Shareholders and you need to carefully read the instructions below. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

Registered Holders

Only Shareholders registered as shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-Registered Shareholders”) will be recognized to make motions or vote at the Meeting.

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)
by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Attention: Proxy Department, 100 University Ave., 8th Floor, North Tower, Toronto, Ontario, Canada, M5J 2Y1;

(b)
by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(c)
by facsimile to (416) 263-9524 or 1-866-249-7775. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683). Your proxy instructions must be received in each case no later than 10:00 a.m. (PST) on March 12, 2020;

(d)
using a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the proxy access number; or

(e)
using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the Proxy access number.

In all cases ensuring that the Proxy must be received by no later than 10:00 AM (PST) on March 12, 2020 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

Non-Registered Shareholders

The following information is of significant importance to shareholders who do not hold their Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for objecting beneficial owners), and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for non-objecting beneficial owners).

The Company is taking advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Information Form (“VIF”) from Computershare, our transfer agent. The VIF is to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

The Meeting materials are being sent to Beneficial Shareholders who are NOBOs. If you are a Beneficial Shareholder, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf. By choosing to send the Meeting materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

The Company is taking advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials indirectly through intermediaries to its OBOs. The Company will pay these intermediaries to deliver Meeting materials to OBOs. Intermediaries are responsible for delivering the Meeting materials to OBOs unless the OBO has waived the right to receive them. Beneficial Shareholders, who are OBOs, should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company) different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.

The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as you instruct; or (b) have any alternate representative you may choose duly appointed to attend the Meeting and vote your Common Shares.

Alternatively, you can request in writing that your broker send you a Proxy which would enable you, or a person designated by you, to attend the Meeting and vote your Common Shares.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is amalgamated under the Business Corporations Act (British Columbia) (the “BCBCA”), as amended, certain of its directors and its executive officers are residents of Canada and its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment made by a United States court.

Notice-and-Access

As noted above, the Company is utilizing Notice-and-Access Provisions that came into effect on February 11, 2013 under NI 54-101 and NI 51-102 for distribution of this Circular to non-Registered Shareholders.

The Notice-and-Access Provisions are a set of rules that allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and at least one other website, rather than mailing paper copies of such materials to non-Registered Shareholders. Electronic copies of this Circular and proxy related materials may be found under the Company’s SEDAR profile at www.SEDAR.com and on the Company’s website at www.prophecydev.com under “Investor – Shareholder Meetings – 2020 Special Meeting”.

The Company will not use procedures known as “stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of this Circular to some shareholders with the notice package.

In relation to the Meeting, non-Registered Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of this Circular. Shareholders are reminded to review this Circular.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it:

1.
by attending the Meeting and voting the Registered Shareholder’s Common Shares;

2.
by fully executing another form of proxy bearing a later date and duly depositing the same before the specified time; or

3.
by executing a valid notice of revocation (where a new proxy is not also filed).

A Registered Shareholder means a Shareholder of the Company in possession of a physical Common Shares certificate of the Company as recorded with the Transfer Agent.

A later dated proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivered by fax at 1-866-249-7775 (toll free in Canada and the United States) or 416-263-9524 (outside of Canada and the United States), or by mail (via postage paid return envelope) at Computershare Investor Services Inc., Attention: Proxy Department, 100 University Ave., 8th Floor, North Tower, Toronto, Ontario, Canada, M5J 2Y1 or to the head office of the Company located at Suite 1610 - 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Canada.

A later dated proxy must be received before 10:00 a.m. (PST) on March 12, 2020, or if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other provided by law. Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy. A revocation of proxy will not affect a matter on which a vote is taken before the revocation.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set out herein, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is January 31, 2020. Only persons who were Registered Shareholders as of the close of business on January 31, 2020 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular. A quorum for the Meeting shall be two persons present in person, each being a shareholder entitled to vote or appointed by proxy and holding together or representing by proxy not less than 5% of the outstanding shares of the Company entitled to vote at a meeting.

Outstanding Shares

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at the date hereof, the Company has issued and outstanding 122,900,508 fully paid and non-assessable Common Shares. Each Common Share carrying the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company has no other classes of voting securities and does not have any classes of restricted securities. The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “PCY”.

To the knowledge of the directors and executive officers of the Company, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Name	Number of Common Shares Beneficially Owned, Controlled or Directed (2)	Percentage of Outstanding Common Shares
John Lee (1)	14,648,901	11.9%

Notes:

(1)
John Lee is the Executive Chairman and a Director of the Company. Of the 14,648,901 a total of 284,310 common shares are held by Merit Holdings Ltd., a private company wholly owned and controlled by Mr. Lee.
(2)
Information supplied by the beneficial holder.

VOTES NECESSARY TO PASS RESOLUTIONS

Ordinary Resolution

A simple majority (50%+1) of affirmative votes cast at the Meeting is required to pass the ordinary resolutions described herein.

BUSINESS OF THE MEETING

A.
RATIFICATION OF STOCK OPTIONS GRANTS

 On July 29, 2019 the Company granted a total of 1,275,000 incentive stock options (the "New Options") to replace 794,000 incentive stock options (the “Original Options”) previously granted to certain individuals noted in the below table (the “Grantees”) pursuant to the Share-Based Compensation Plan of the Company as approved by the Shareholders on June 2, 2016 and amended June 13, 2017 and September 12, 2019 (the “Plan”). The effect of the grant of the New Options was the reduction of the exercise price and an extension of the expiry date of the Original Options (the "Amendments") and the grant of an additional total of 481,000 stock options to the same individuals at a different exercise price and expiry date (the “Additional Options”, together with the Amendments, the “Option Grants”).

In failing to specifically notify the TSX of the Amendments and completing them without pre-clearance by the TSX and without prior shareholder approval, the Company contravened Subsections 613(f) and 613(i) of the TSX Company Manual. In accordance with section 613(i) of the Toronto Stock Exchange (“TSX”) Company Manual, the TSX requires that the Option Grants be approved by the Disinterested Shareholders of the Company at a meeting of Shareholders.

The following table provides a summary of the Amendments:

Optionee	Number of Original Options	Number of New Options	Deemed Date of Option Grants	Exercise Price of Original Options	Exercise Price of New Options	Expiry Date of Original Options	Expiry Date of Options
Greg Hall (1)	80,000	120,000	July 29, 2019	$0.50	$0.20	April 7, 2020 and June 22, 2020	July 29, 2024
Gustavo Miranda (2)	35,000	35,000	July 29, 2019	$0.50	$0.20	April 7, 2020 and June 22, 2020	July 29, 2024
Irina Plavutska (3)	50,000	100,000	July 29, 2019	$0.50	$0.20	April 7, 2020 and June 22, 2020	July 29, 2024
John Lee (4)	369,000	700,000	July 29, 2019	$0.50	$0.20	April 7, 2020 and June 22, 2020	July 29, 2024
Nargil Molor (5)	10,000	20,000	July 29, 2019	$0.50	$0.20	June 22, 2020	July 29, 2024
Ronald Espell (6)	200,000	200,000	July 29, 2019	$0.65	$0.20	November 14, 2023	July 29, 2024
Sophir Asia Ltd. (7)	50,000	100,000	July 29, 2019	$0.50	$0.20	April 7, 2020 and June 22, 2020	July 29, 2024
Total	794,000	1,275,000

Notes:

1)
Greg Hall is a Director of the Company and the chair of the Company’s audit committee and corporate governance and compensation committee. Mr. Hall holds 238,092 common shares of the Company as at the date of this Circular.
2)
Gustavo Miranda is the Country Manager, Bolivia of the Company. Mr. Miranda holds 43,750 common shares of the Company as at the date of this Circular.
3)
Irina Plavutska is the Chief Financial Officer of the Company. Ms. Plavutska holds 100,000 common shares of the Company as at the date of this Circular.
4)
John Lee is the Executive Chairman and a Director of the Company. As of the date of this Circular, Mr. Lee also holds an aggregate of 14,648,901 representing approximately 11.9% of the issued and outstanding common shares of the Company. Of the 14,648,901 a total of 284,310 common shares are held by Merit Holdings Ltd., a private company wholly owned and controlled by Mr. Lee.
5)
Nargil Molor is a Director of Redhill Mongolia LLC., a subsidiary of the Company. Ms. Molor does not hold any common shares of the Company as of the date of this Circular.
6)
Ron Espell is the Vice President, Environment and Sustainability of the Company. Mr. Espell holds 150,000 common shares of the Company as at the date of this Circular.
7)
Sophir Asia Ltd. is controlled by Masa Igata, a Director of the Company and a member of the Company’s audit committee and the corporate governance and compensation committee. Sophir Asia Ltd. holds 1,138,928 common shares of the Company as at the date of this Circular.
8)
The number of common shares beneficially owned, controlled or directed, directly or indirectly, by the above Optionees or Grantees is based on information from the insider reports available at www.sedi.ca.
9)
1/8th (12.5%) of New Options shall vest each quarter with the first tranche vesting on the date that is 3 months after the date of grant.

Additional information regarding the Plan is available in the Company’s information circular dated July 25, 2019, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

In order for the Option Grants resolutions to pass, the resolution must be approved by a majority of the votes cast by the holders of Common Shares, excluding Common Shares held by the Grantees, in person or represented by proxy at the Meeting (“Disinterested Shareholders”). As of the date hereof, the Grantees hold an aggregate of 16,319,671, representing approximately 13.3% of the issued and outstanding common shares of the Company.

At the Meeting, Disinterested Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, an ordinary resolution approving the ratification of 1,275,000 stock options previously granted by the Company on July 29, 2019.

At the Meeting, Disinterested Shareholders will be asked to vote on the following ordinary resolution, with or without variation:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, THAT:

1.
the 1,275,000 stock options granted by the Company on July 29, 2019 (as described in the Information Circular), and the issuance of Common Shares of the Company upon any exercise thereof by option holders in accordance with the terms of such stock options, be and are hereby ratified, authorized and approved; and

2.
any one or more directors or officers of the Company, for and on behalf of the Company, is authorized and directed, to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments and do all such other acts or things that may be necessary or desirable to give effect to the provisions of this resolution.”

Recommendation of Management of the Company

Management of the Company recommends that the Shareholders of the Company vote IN FAVOUR of the Amendments. In the absence of instructions to the contrary, the Company’s proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR approving the Amendments.

A.
APPROVAL OF NAME CHANGE

At the Meeting, Shareholders will be asked to consider and if thought advisable, approve an ordinary resolution authorizing the Company to amend the Company’s Articles to change the name of the Company from “Prophecy Development Corp.” to “Silver Elephant Mining Corp.”, or such other name as may be determined by the Board, in its sole discretion (the “Name Change”). Management of the Company believes that it is an appropriate time for the Company to change its name to best reflect the Company’s focus in developing its Pulacayo silver project in Bolivia.

The proposed Name Change is also subject to certain regulatory approvals, including the approval of the TSX. The Board may, in its sole discretion, determine not to implement the Name Change resolution at any time after the Meeting and after receipt of necessary regulatory approvals, but prior to the issuance of a Certificate of Change of Name, without further notice to or action on the part of the shareholders. Subject to the exercise of such discretion by the Board, the Company will file a Form 11 – Notice of Alteration in the prescribed form with the Registrar of Companies under the BCBCA. The Name Change will become effective on the date shown on the Certificate of Change of Name issued by the Registrar of Companies under the BCBCA.

Should the Name Change become effective, any outstanding and existing share certificates representing Common Shares in the capital of the Company and bearing the name “Prophecy Development Corp.” will continue to be recognized by the Company as validly issued and eligible for trading on the public or private market. Shareholders who wish to have new share certificates issued to them in the new name of the Company after the Name Change becomes effective, may arrange directly with Computershare at their own cost, to have such new share certificates issued to them.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, THAT:

(1)
Prophecy Development Corp. be and is hereby authorized, subject to any necessary regulatory approvals, to amend the Company’s Articles to change the name of the Company from “Prophecy Development Corp.” to “Silver Elephant Mining Corp.”, or such other name that the Board of Directors, in its sole discretion determines, as more particularly described in the Company’s Information Circular dated January 31, 2020;

(2)
notwithstanding that this resolution has been duly passed by the shareholders, the Board of Directors be, and hereby is, authorized and empowered to revoke this resolution at any time prior to the amendment of the Company’s Articles and to determine not to proceed with changing the name of the Company; and

(3)
any one director or officer of the Company is hereby authorized and empowered to execute or cause to be executed, whether under seal of the Company or otherwise and to deliver or cause to be delivered, all such documents and instruments and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to carry out the intent of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.”

Recommendation of Management of the Company

Management of the Company recommends that you vote IN FAVOUR of the Name Change resolution. In the absence of instructions to the contrary, the Company’s proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR approving the change of Company name.

B.
APPROVAL OF CONSOLIDATION

As at January 31, 2020, the Record Date, the Company had 122,900,508 Common Shares issued and outstanding. The Company proposes to consolidate its Common Shares at a ratio between one (1) post-consolidation Common Share for every five (5) to ten (10) pre-consolidation Common Shares, or such other lesser consolidation ratio and to be implemented as may be determined by the Board and approved by the Toronto Stock Exchange (the “TSX”) of the share consolidation (the “Consolidation”).

The effective date of the Consolidation, if approved, will be determined by the Board when it is deemed to be in the best interests of the Company to implement. The proposed Consolidation is subject to certain regulatory approvals, including the approval of the TSX.

No fractional Common Shares will be issued as a result of the Consolidation. Where the Consolidation results in a fractional post-consolidation Common Share, the number of post-consolidation Common Shares issued to Shareholders will be rounded down to the nearest whole post-consolidation Common Share. No cash consideration will be paid in respect of any fractional post-consolidation Common Shares that are rounded down. In addition, the exercise price and number of Common Shares of the Company issuable upon the exercise of any outstanding stock options or warrants will be proportionately adjusted to reflect the Consolidation.

The Consolidation is subject to Shareholder approval pursuant to the Company’s Articles and regulatory approval, including approval of the TSX. As a condition to the approval of a consolidation of shares listed for trading on the TSX, the TSX requires, among other things, that a TSX listed issuer continue to meet the TSX’s “Market Value and Public Distribution” requirements after the share consolidation.

In order for the Company to continue to meet the applicable Market Value and Public Distribution requirements, the Company must have at least 150 “public security holders” each, holding a board lot or more, of post-consolidation Common Shares, after completion of the Consolidation. As a result, the Company may determine that it is necessary to modify the share consolidation ratio in order to satisfy the applicable Market Value and Public Distribution requirements and obtain approval of the Consolidation from the TSX.

If this resolution is adopted by the Shareholders, a letter of transmittal will be mailed to Registered Shareholders to be used to exchange their pre-Consolidation share certificates for post-Consolidation share certificates representing the consolidated number of Common Shares they will own following the Consolidation at such time when the Board determines to proceed with the Consolidation. No action will be required by non-Registered Shareholders who hold Common Shares through an intermediary, to effect the Consolidation of their beneficially held securities.

At the Meeting, Shareholders will be asked to vote on the following ordinary resolution, with or without variation:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, THAT:

1.
subject to the approval of regulatory authorities, including the Toronto Stock Exchange (“TSX”), the Company be authorized pursuant to Subsection 9.1(3) of the Company’s Articles, to consolidate all of the issued and outstanding Common shares of the Company (the “Common Shares”) at a ratio between one (1) post-consolidation Common Share for every five (5) to ten (10) pre-consolidation Common Shares outstanding, or such other lesser consolidation ratio as may be determined by the Board of Directors of the Company and as may be required to obtain approval of the share consolidation from the TSX, at such time as determined by the Board of Directors of the Company (the “Consolidation”);

2.
the directors and officers of the Company are hereby authorized to do all things necessary in order to give effect to the foregoing resolution, including applying to the TSX for approval of the Consolidation; and

3.
the Board of Directors of the Company be and they are hereby authorized to revoke the present resolution before it is acted on without approval of the shareholders of the Company, as well as to delay the implementation of the Consolidation to a date set by the Board of Directors of the Company in its discretion.”

Recommendation of Management of the Company

Management of the Company recommends that you vote IN FAVOUR of the Consolidation resolution. In the absence of instructions to the contrary, the Company’s proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR approving the Consolidation.

INDICATION OF OFFICER AND DIRECTORS

All of the directors and executive officers of the Company have indicated that they intend to vote their Common Shares in favour of each of the above resolutions. In addition, unless authority to do so is indicated otherwise, the persons named in the enclosed form of proxy intend to vote the Common Shares represented by such proxies in favour of each of the above resolutions.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Certain information regarding the Plan and the securities of the Company issued under the Plan are provided as at December 31, 2019 in the following table:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 2)

Equity compensation plans approved by securityholders	9,677,500	$0.31	2,988,968
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	9,677,500	$0.31	2,988,968

Additional information concerning the Plan is available in the Company’s management information circular dated July 25, 2019 and available on the Company’s SEDAR profile at www.sedar.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of January 31, 2020, none of the directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company are indebted to the Company or another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, no (i) director or executive officer of the Company or any of its subsidiaries; (ii) Shareholder (or director or executive officer of such Shareholder) who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares; and (iii) associates or affiliates of the foregoing, had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDITORS

Davidson & Company, LLP has been the Company’s auditor since the November 21, 2013.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company, this Circular, proxy and related materials are available on the SEDAR website at www.sedar.com under Prophecy’s profile. Any further information may be obtained by contacting the Company. If you have questions, you may contact the Company’s legal counsel MLT Aikins LLP at 2600-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, Attention: Mahdi Shams at mshams@mltaikins.com.

APPROVALS

The contents of this Circular and the sending of it to each Shareholder entitled to receive notice of the Special Meeting, to each director of Prophecy and to the appropriate governmental agencies, have been approved by the Board of Directors.

REGISTRAR AND TRANSFER AGENT

 The registrar and transfer agent of the Company is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

DATED at Vancouver, British Columbia this 31st day of January, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael Doolin”

Michael Doolin
Chief Executive Officer